Filed Pursuant to Rule 433 of the Securities Act of 1933

Issuer Free Writing Prospectus dated October 7, 2014

Relating to Preliminary Prospectus dated September 29, 2014

Registration No. 333-198374

NeuroSigma, Inc.

Update and Supplement to Preliminary Prospectus

Dated September 29, 2014

This free writing prospectus relates to the initial public offering of common stock of NeuroSigma, Inc. and should be read together with the preliminary prospectus dated September 29, 2014 (the “Preliminary Prospectus”) that was included in Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-198374) (the “Registration Statement”) relating to the offering of our common stock contemplated therein. On October 7, 2014, NeuroSigma filed Amendment No. 3 to the Registration Statement (“Amendment No. 3”), to which this communication is related and which may be accessed through the following link:

http://www.sec.gov/Archives/edgar/data/1494756/000119312514365069/0001193125-14-365069-index.htm

References to “NeuroSigma,” “we,” “us” and “our” are used in the manner described in the Preliminary Prospectus. The following information is set forth in Amendment No. 3 and supplements and updates the information contained in the Preliminary Prospectus.

Update for Effectiveness of Reverse Stock Split, Amended and Restated Certificate of Incorporation, Amended and Restated Bylaws and 2014 Performance Incentive Plan

The disclosure set forth in the Preliminary Prospectus under the captions “Risk Factors — Risks Related to This Offering and Our Common Stock — Anti-takeover provisions in our charter documents and under Delaware law could make an acquisition of us, which may be beneficial to our stockholders, more difficult and may prevent attempts by our stockholders to replace or remove our current management,” “Description of Capital Stock” and “Capitalization” has been updated to reflect the effectiveness of the Company’s amended and restated certificate of incorporation and the adoption of the Company’s amended and restated bylaws.

The disclosure set forth in the Preliminary Prospectus under the captions “Risk Factors — Risks Related to Our Business and Industry — We are involved in a dispute with a former advisor over a repurchase of his shares of our common stock, and if we are unable to resolve this dispute in our favor, such dispute may adversely affect our results of operations and capitalization” and “Business — Legal Proceedings; Product Liability” has been updated to reflect the effective date of the Company’s reverse stock split.

The disclosure set forth in the Preliminary Prospectus under the captions “Executive Compensation — Equity Compensation Plans — 2014 Plan” and “— 2010 Plan” has been updated to reflect the adoption of the Company’s 2014 Performance Incentive Plan.

The disclosure set forth in the Preliminary Prospectus under the caption “Prospectus Summary — The Offering” has been updated to reflect the effective date of the Company’s reverse stock split and adoption of the Company’s 2014 Performance Incentive Plan.

The “Report of the Independent Registered Public Accounting Firm” set forth in the Preliminary Prospectus and the “Consent of Independent Registered Public Accounting Firm” filed as Exhibit 23.1 to the Registration Statement have been updated to reflect the effectiveness of the Company’s reverse stock split and have been executed.

The “Report of the Independent Registered Public Accounting Firm — Notes to Consolidated Financial Statements” has been updated to reflect the effectiveness of the Company’s reverse stock split, effectiveness of the Company’s amended and restated certificate of incorporation, adoption of the Company’s amended and restated bylaws and adoption of the Company’s 2014 Performance Incentive Plan.

The disclosure set forth in Item 15 of Part II of the Registration Statement has been updated to reflect the effectiveness of the Company’s reverse stock split.

Update to Capitalization Assumptions

The disclosure set forth in the Preliminary Prospectus under the captions “Prospectus Summary — The Offering,” “Capitalization” and “Dilution” has been updated to account for the adoption of the Company’s 2014 Performance Incentive Plan, which is reflected in the following capitalization assumptions with respect to excluded shares:

•	1,572,712 shares of common stock issuable upon the exercise of options outstanding as of June 30, 2014, at a weighted-average exercise price of $6.19 per share;

•	2,067,600 shares of common stock reserved for future issuance under the NeuroSigma, Inc. 2014 Performance Incentive Plan, or the 2014 Plan;

•	78,432 shares of common stock issuable upon the exercise of warrants outstanding as of June 30, 2014, at a weighted-average exercise price of $20.94 per share; and

•	8,280 shares of common stock issuable upon the exercise of warrants that were issued after June 30, 2014, at an exercise price of $21.14 per share.

Update to Underwriting

The disclosure set forth in the Preliminary Prospectus under the caption “Underwriting — No Sales of Similar Securities” has been updated in its entirety to read as follows:

No Sales of Similar Securities

We, our officers, directors and holders of substantially all our outstanding capital stock have agreed, subject to specified exceptions, not to offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, or make any demand for or exercise any right with respect to the registration of our common stock, without, in each case, the prior written consent of Jefferies LLC for a period of 180 days after the date of this prospectus.

This restriction terminates after the close of trading of the common stock on and including the 180th day after the date of this prospectus.

Jefferies LLC may, in its sole discretion and at any time or from time to time before the termination of the 180 day period, release all or any portion of the securities subject to lock-up agreements. However, at least three business days before the effectiveness of any release or waiver of the restrictions described above in connection with any transfer of shares of common stock by an officer or director, Jefferies LLC will notify us of the impending release or waiver of any restriction, and we have agreed to announce the impending release or waiver by press release through a major news service at least two business days before the effective date of the release or waiver, except where the release or waiver is effected solely to permit a transfer of common stock that is not for consideration and where the transferee has agreed in writing to be bound by the same terms as the lock-up agreements described above to the extent and for the duration that such terms remain in effect at the time of transfer. There are no existing agreements between the underwriters and any of our stockholders who will execute a lock-up agreement providing consent to the sale of shares prior to the expiration of the lock-up period.

Update to Shares Eligible for Future Sale

The disclosure set forth in the Preliminary Prospectus under the caption “Shares Eligible for Future Sale — Lockup Agreements” has been updated in its entirety to read as follows:

We, our officers and directors and holders of substantially all of our outstanding capital stock have agreed or will agree that, subject to certain exceptions and under certain conditions, for a period of 180 days after the date of this prospectus, we and they will not, without the prior written consent of Jefferies LLC, dispose of or hedge any shares or any securities convertible into or exercisable or exchangeable for shares of our capital stock. Jefferies LLC may, in its discretion, release any of the securities subject to these lock-up agreements at any time.

As described in the section captioned “Underwriting — Directed Share Program,” our directors and officers who participate in the directed share program will be subject to a 180-day lock up with respect to any shares sold to them pursuant to that program, with the same restrictions as the lock-up agreement described above.

See the section of this prospectus captioned “Underwriting” for a more complete description of the lock-up agreements with the underwriters.

Update to Risk Factor

The disclosure set forth in the Preliminary Prospectus under the caption “Risk Factors — Risks Related to This Offering and Our Common Stock — If the ownership of our common stock continues to be highly concentrated, it may prevent you and other stockholders from influencing significant corporate decisions and may result in conflicts of interest that could cause our stock price to decline” has been updated in its entirety to read as follows:

If the ownership of our common stock continues to be highly concentrated, it may prevent you and other stockholders from influencing significant corporate decisions and may result in conflicts of interest that could cause our stock price to decline.

Our executive officers, directors and their affiliates will beneficially own or control approximately 50.82% of the outstanding shares of our common stock (after giving effect to the exercise of all outstanding vested and unvested options and warrants which vest within 60 days of October 6, 2014), following the completion of this offering. Accordingly, these executive officers, directors and their affiliates, acting as a group, will have substantial influence over the outcome of corporate actions requiring stockholder approval, including the election of directors, any merger, consolidation or sale of all or substantially all of our assets or any other significant corporate transactions. These stockholders may also delay or prevent a change of control of us, even if such a change of control would benefit our other stockholders. The significant concentration of stock ownership may adversely affect the trading price of our common stock due to investors’ perception that conflicts of interest may exist or arise.

Update for Passage of Time from September 26, 2014 to October 6, 2014

The disclosure set forth in the Preliminary Prospectus under the captions “Risk Factors — Risks Related to Our Business and Industry — Our failure to attract and retain qualified personnel and any changes in our key personnel, including officers, could adversely affect our operation,” “ — Risks Related to This Offering and Our Common Stock — Future sales of shares by existing stockholders could cause our stock price to decline,” “Business — Stock-Based Compensation,” “— Employees,” “Management — Executive Officers and Directors,” “Certain Relationships and Related Party Transactions — Promissory Notes and Equity Issuances — Chairman of the Board of Directors and Family Members,” “Description of Capital Stock,” “Shares Eligible for Future Sale” and “Principal Stockholders” has been updated to reflect the passage of time from September 29, 2014 to October 6, 2014.

The issuer has filed a registration statement (including the Preliminary Prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, a copy of the Preliminary Prospectus may be obtained from Jefferies LLC by calling toll-free (877) 547-6340, or by e-mailing Prospectus_Department@Jefferies.com.